EXHIBIT 6.1
Grupo TMM and Subsidiaries
Computation of Earnings per Share (IFRS & U.S. GAAP)

	December 31,
(In thousands dollars except ratio data)	2006	2005	2004	2003	2002
Shares at the end of period	56,963,137	56,963,137	56,963,137	56,963,137	56,963,137
Yearly weighted average shares	56,963,137	56,963,137	56,963,137	56,963,137	56,963,137

IFRS:
Net Loss from continuing operations	(40,945)	(23,871)	(109,362)	(126,551)	(48,141)
Net Income from discontinued operations......	111,362	199,363	9,470	41,931	4,980
Net Income (Loss) Attributable to equity holders of the Grupo TMM, S.A.B.	69.908	171,304	(102,547)	(86,662)	(42,609)

Loss per share from continuing operations	(0.719)	(0.419)	(1.920)	(2.222)	(0.846)
Earnings per share from discontinued operations	1.955	3.500	0.166	0.736	0.087
Earnings (Loss) per share Attributable to equity holders of the Grupo TMM, S.A.B	1.227	3.007	(1.800)	(1.521)	(0.748)

U.S.GAAP
Net Loss from continuing operations	(35,812)	(8,313)	(114,232)	(153,730)	(57,759)
Net Income from discontinued operations	111,362	119,931	(1,561)	106,660	68,407

Net Income (Loss) Attributable to equity holders of the Grupo TMM, S.A.B.	75,550	111,618	(115,793)	(47,070)	10,648
Loss per share from continuing operations	(0.629)	(0.146)	(2.005)	(2.698)	(1.014)
Earnings per share from discontinued operations	1,955	2,105	(0.027)	1.872	1.201
Earnings (Loss) per share	1,326	1,959	(2.032)	(0.826)	0.187